Filed by United States Steel LLC and USX Corporation
          Pursuant to Rules 424(b)(3) and 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934
                                              Subject Company: USX Corporation
                                                 Commission File No. 333-71454



                              IMPORTANT NOTICE



Please be advised that due to a typographical error, the Cusip numbers for the Outstanding Securities that appear on the cover of the enclosed prospectus of United States Steel LLC dated November 5, 2001, as well as on the cover of the related letters of transmittal and "To Holders of Certificated Shares" letter, are incorrect.

The correct CUSIP numbers are as follows:

6.50% Cumulative Convertible Preferred Stock of USX Corporation
Cusip No. 902905 819

6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM)) of USX Capital Trust I Cusip No. 90339 E201

8.75% Cumulative Monthly Income Preferred Shares, Series A (MIPS(R)) of USX Capital LLC Cusip No. P96460 103